SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                FOR May 25, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               Scheme of Arrangement announcement dated 25 May 2005





NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM AUSTRALIA, CANADA OR JAPAN

25 May 2005

ALLIED DOMECQ PLC - RECOMMENDED OFFER BY PERNOD RICARD S.A.

Allied Domecq PLC ("Allied Domecq") announces that it is today posting to shareholders the document detailing the Scheme of Arrangement ("the Scheme") relating to the recommended Offer ("the Offer") by Pernod Ricard S.A. ("Pernod Ricard") to acquire the entire issued and to be issued share capital of Allied Domecq. The Court Meeting and Extraordinary General Meeting of Allied Domecq shareholders to approve the Scheme will be held on 4 July 2005.

The Offer

Under the terms of the Offer, shareholders will receive 545 pence and 0.0158 New Pernod Ricard shares for each Allied Domecq share. Based on a Pernod Ricard share price of 116 Euros, the Offer values each Allied Domecq share at 670 pence and the existing issued share capital of Allied Domecq at approximately GBP7.4 billion. As at 20 April 2005, the day prior to the announcement of the Offer, the closing price of a Pernod Ricard share was 116.9 Euros.

The value of the Offer of 670 pence per Allied Domecq share represents a premium of approximately 36.2 per cent to the closing price of 492 pence per share on 3 February 2005, the last business day before speculation about a potential offer from Pernod Ricard, and a premium of approximately 24.8 per cent to the closing price of 537 pence per share on 4 April, the last business day before Allied Domecq announced that it was in preliminary discussions with Pernod Ricard.

At the close of business on 24 May 2005, the implied value of the Pernod Ricard offer was 679 pence per Allied Domecq share, based on a closing middle-market share price of 123.4 Euros for each Pernod Ricard share and an Euro/Sterling exchange rate of 1.4531 Euros per pound sterling. The closing middle-market share price for the Allied Domecq share was 694 pence. That price includes the declared interim dividend of 6.5 pence per share which Allied Domecq shareholders on the register at close of business on 10 June remain entitled to receive.

Background to and reasons for recommending the Offer

In his letter to shareholders contained with the Scheme Document, Allied Domecq's Chairman Sir Gerry Robinson describes the background to the Offer and the reasons why the Allied Domecq Board has unanimously recommended that its shareholders vote in favour of the Offer.

He describes the way in which consolidation has been a focus for speculation and comment in the wines and spirits sector for several years.

The two most significant developments in the past decade have been the formation of Diageo itself in 1997 and the sale of Seagram's wines and spirits business to Diageo and Pernod Ricard in 2001.

Over the past five years, Allied Domecq has delivered high levels of organic growth in a buoyant spirits sector. More recently, while the Group has continued to outperform and has delivered consistently strong earnings growth, this has been achieved against much more difficult trading conditions in many markets.

In these increasingly challenging market conditions, the need for further consolidation in the distilled spirits industry has become increasingly apparent. Given the shareholder structures of the majority of Allied Domecq's significant competitors, there was always the possibility that Allied Domecq's participation in such consolidation would be as the subject of an acquisition rather than as the acquirer.

This recommended Offer from Pernod Ricard provides Allied Domecq Shareholders with the ability to crystallise the value that has been achieved and the possibility of continuing to participate in the future success of Allied Domecq's brands within an enlarged Pernod Ricard business.

The indicative proposal from the Constellation Consortium

In the letter to shareholders, Sir Gerry states that on 13 May 2005 Allied Domecq received an indicative proposal from Constellation Brands Inc supported by the Brown-Forman Corporation, Lion Capital (formerly Hicks Muse Europe) and Blackstone Group (together "the Consortium"). The indicative proposal is highly conditional and is subject to considerable further due diligence by the Consortium, confirmation of financing and a number of other significant conditions. It is too early to determine whether the indicative proposal can translate into a firm offer for Allied Domecq.

The Board will continue to discuss this indicative proposal with the Consortium to establish whether the conditionality can be removed. The Panel on Takeovers and Mergers has ruled that, by 5.00 p.m. on Wednesday 29 June 2005, the Consortium must either announce a firm intention to make an offer for Allied Domecq pursuant to Rule 2.5 of the City Code or announce that it will not proceed with an offer for Allied Domecq. In the event that the Consortium announces that it will not proceed with an offer for Allied Domecq, the members of the Consortium and any persons acting in concert with them will, except with the consent of the Panel, be unable to make an offer for Allied Domecq for six months from the date of such announcement.

The Board of Allied Domecq recognises its fiduciary duty to consider any higher or preferable offer should one be made. To date, no such an offer has been made.

Recommendation to shareholders

The Board of Allied Domecq unanimously recommends shareholders to vote in favour of the Offer at the Court Meeting and the Extraordinary General Meeting scheduled for 4 July 2005.

Current trading and outlook for Allied Domecq

In the two months since the end of its half year on 28 February 2005, Allied Domecq has continued to achieve volume growth from its core spirits brands and premium wines. The QSR business continues to grow. This satisfactory result has been achieved in spite of the inevitable disruption caused by intense media speculation concerning a possible bid for Allied Domecq by Pernod Ricard. An approach from Pernod Ricard was announced on 5 April 2005 and the Offer was announced on 21 April 2005. The Group has subsequently announced an approach from the Consortium which has led to further media speculation.

Allied Domecq has taken action to respond to the changes in behaviour from some customers, suppliers and competitors. Current forecasts support expectations of high single digit earnings per share growth translated at constant foreign exchange rates for the year ending 31 August 2005. While these indications are encouraging, the unavoidable disruption caused by the Offer and the approach from the Consortium may yet have a short term impact on the performance of the business.

END

For further information:

Press Enquiries:

Stephen Whitehead, Director of Group Corporate Affairs   +44 (0) 207 009 3927
                                                         +44 (0) 7880 783532

Anthony Cardew, Cardew Group                             +44 (0) 207 930 0777
                                                         +44 (0)7770 720 389

Investor Enquiries

Peter Durman, Director of Group Investor Relations       +44 (0) 7771 974817

(Copies of the Scheme Document will be available on the investor relations section of the Allied Domecq website allieddomecq.com from 25 May 2005.)

Cautionary statement regarding forward-looking information

This announcement includes forward-looking statements. All statements other than statements of historical fact included in this document regarding the business, financial condition, results of operations of Allied Domecq or the Allied Domecq Group and certain plans, objectives, assumptions, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. Should one or more of the risks or uncertainties associated with such forward-looking statements materialise, or should assumptions underlying such forward-looking statements prove incorrect, actual results may vary materially from those described herein. Allied Domecq assumes no obligation to update or correct the information contained in this announcement.










SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

25 May 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary